                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
        Under the Securities and Exchange Act of 1934 (Amendment No.  )*

                               SIMTEK CORPORATION
                               ------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                  829204-10-6
                                  -----------
                                 (CUSIP Number)

                              Anne L. Neeter, Esq.
                         General Counsel Associates LLP
                              1891 Landings Drive
                        Mountain View, California 94043
                                   (650)428-3900
                      ----------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 28, 1995
                               -----------------
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.    [_]

*the remainder of this coverpage shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement.    [_]

                                                              Index of Schedules
                                                              located on page 8.

-----------------------                                  ---------------------
  CUSIP NO. 829204-10-6                                    PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zentrum Mikroelektronik Dresden GmbH
      No IRS ID number
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                              [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Germany

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            8,547,385

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,547,385

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,547,385

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See instructions)
                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO (reporting person is a GmbH)

------------------------------------------------------------------------------
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                                                              Page 3 of 12 Pages


Item 1.   Security and Issuer.

          This Schedule 13D relates to the acquisition of shares of Common Stock issued by Simtek Corporation ("Simtek"), a Colorado corporation. The principal executive offices of Simtek are located at 1465 Kelly Johnson Boulevard, Suite 301, Colorado Springs, Colorado 80920.

Item 2.   Identity and Background.

          This statement is being filed on behalf of Zentrum Mikroelektronik Dresden GmbH, a limited liability entity organized and existing under the laws of Germany ("ZMD"). ZMD maintains its principal business address and principal executive offices at Grenzstrasse 28, 01190 Dresden, Germany. ZMD is a German limited liability entity (a "Gesellschaft mit beschraenkter Haftung") and its business is integrated circuit manufacturing and design.

          The citizenship, business address and principal occupation of each of the executive officers and directors of ZMD are set forth on Schedule A attached hereto and incorporated herein by this reference. ZMD's ultimate ownership is 100% with the Government of Saxony (Freistaat Sachsen) in Germany. The shares of ZMD are held by two trustees Beteiligungsgesellschaft fuer die Deutsche Wirtschaft mbH (to ZMD's knowledge owned by Dresdner Bank AG) and Atlas Vermoegensverwaltungs GmbH (to ZMD's knowledge owned by Commerzbank AG). Their addresses and other information are set forth on Schedule A. Also the individuals acting on the behalf of the trustees are set forth on Schedule A.

          During the last five years, neither ZMD nor, to the knowledge of ZMD, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ZMD nor, to the knowledge of ZMD, any of the persons listed on Schedule A, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          During 1995 and 1996, ZMD made advances to Simtek for purposes of design and development by Simtek of certain semiconductor products and the manufacture thereof by ZMD. These advances were made out of working capital of ZMD. These advances were converted into shares of Common Stock of Simtek as follows: On February 28, 1995, advances in the aggregate amount of US$750,000 were converted into 1,846,154 shares of Common Stock at a price of US$0.40625 per share, whereupon ZMD owned approximately 10.4% of the issuer's Common Stock (certificate is dated July 17, 1995). On December 31, 1995, advances in an aggregate amount of US$907,000 were converted into 5,182,857 shares of Common Stock at a price of

                                                              Page 4 of 12 Pages

US$0.175 per share (certificate is dated January 24, 1996). During 1996, an aggregate amount of $248,398 was converted into 1,353,374 shares of Common Stock at a price per share of US$0.1548 and into 165,000 shares of Common Stock at a price per share of US$0.2358 (certificate is dated January 28, 1997). The remainder of the advances remain as a payable to ZMD on the books of Simtek. The acquisition by ZMD, through the conversions of advances, of an aggregate of 8,547,385 shares of Common Stock of Simtek is herein called the "Transaction". ZMD's shareholdings have been reflected many times in Simtek's filings with the SEC.

Item 4.   Purpose of the Transaction.

          The purpose of the Transaction was and is to provide funds to Simtek to be used by Simtek for product design and development purposes, which products are then manufactured and to be manufactured in significant part by ZMD in Dresden Germany. The parties entered into license and cooperation agreements in 1994 and 1995, pursuant to which ZMD has license and joint ownership rights to certain technologies and products of Simtek.

          The most recent agreement between the parties, the Cooperation Agreement of September 14, 1995, provides in Section 6 (see text in Item 6 of this Schedule 13 D) that ZMD's long range intent is to maintain its ownership in Simtek above 25% of total equity but that it will not exceed 30% without approval of the Simtek board. By the last conversion of part of the advances in 1996, ZMD reached an ownership level of 29.8% of Simtek's Common Stock based on most recent numbers. This is ZMD's current ownership level. ZMD has not asked and currently does not intend to ask the Simtek Board of Directors permission to exceed the 30%. The remaining balance of ZMD's advances remains as a payable on Simtek's books.

          As part of the agreements between the Simtek and ZMD, ZMD has the right to nominate two members of the Board of Directors of Simtek. The current size of the Simtek Board of Directors is 6 directors (including the 2 ZMD directors). ZMD does not currently intend to increase its representation on the board to exceed the two directors. ZMD's directors have both officially resigned in the summer of 1997, but at Simtek's those resignations were
suspended.   ZMD reserves the right to nominate up to two directors for the two board seats granted to ZMD in the agreements between the parties.

          Except as described above, ZMD has not formulated any plans or proposals which relate to or would result in any of the items described in paragraphs (a) through (j) of this item.

Item 5.   Interest in Securities of Simtek.

          (a) ZMD owns 8,547,385 shares of Common Stock of Simtek, which is 29.8% of such class based on Simtek's December 19, 1997 filing with the SEC.

          (b) ZMD, through its chief executive officers, has the sole power to direct the vote of the shares of Common Stock and ZMD, through its chief executive officers acting with

                                                              Page 5 of 12 Pages

approval of the Board of Directors of ZMD, has the sole power to dispose or direct the disposition of the shares of Common Stock.

          (c) No transactions in the Common Stock of Simtek were effected by ZMD during the past 60 days.

          (d) No person other than ZMD would have the right to receive, or the power to direct the receipt of, dividends from the shares of Common Stock or the right to receive, or the power to direct the receipt of, the proceeds from the sale of such shares.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Simtek.

          Under the provisions of the Cooperation Agreements of August 26, 1994 and September 14, 1995 between ZMD and Simtek, ZMD may nominate two members of Simtek's Board of Directors. The August 26, 1994 Agreement and the September 14, 1995 Agreement also provide for ZMD's payment of certain development advances and ZMD's right to convert advances (amending a previous license agreement, the Product License Development and Support Agreement of June 1, 1994, which also contained a right to convert advances). The September 14, 1995 Agreement further contains an agreement by ZMD not to exceed 30% in ownership of Simtek without approval of Simtek's Board of Directors. Simtek agrees in the Cooperation Agreement of September 14, 1995 that it will consult ZMD for sales of equity exceeding $500,000 and that Simtek will not raise more than $1,000,000 without the written consent of ZMD.

Item 7.   Material to be Filed as Exhibits.

          The only applicable Sections of the Cooperation Agreements of August 26, 1994 (Sections 6 and 7) and of September 14, 1995 (Sections 6 and 7) and the only applicable Section of the Product License Development and Support Agreement of June 1, 1994 (Section 8.9), which are referenced in Item 6 above are attached hereto as Exhibit A. The remainder of the applicable agreements deal with unrelated technology topics.

SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 1998       Zentrum Mikroelektronik Dresden GmbH

                              By: /s/ Dr. Nolde
                                  --------------------------------------
                              Name: Dr. Nolde
                              Title: Chief Executive Officer (Geschaeftsfuehrer)

                                                              Page 6 of 12 Pages

                              INDEX OF SCHEDULES


                Schedule                      Page
                ---------                     ----

                   A                            7
          Information on controlling
          persons of ZMD


                Exhibit                       Page
                --------                      ----

                   A                           11
          Applicable contract
          provisions

                                                              Page 7 of 12 Pages

                                   SCHEDULE A
                             TO SCHEDULE 13D FILED
                                       BY
                      ZENTRUM MIKROELEKTRONIK DRESDEN GMBH


The following table sets forth certain information required by Item 2 concerning each of the directors and executive officers of ZMD and other control persons of ZMD as of the date hereof:

EXECUTIVE OFFICERS

(a) Name:                 Dr. Wolfgang Nolde
(b) Business Address:     Zentrum Mikroelektronik Dresden GmbH
                          Grenzstrasse 28
                          01109 Dresden, Germany
(c) Principal occupation: Chief Executive Officer of ZMD
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship:          German

(a) Name:                 Detlef Golla
(b) Business Address:     Zentrum Mikroelektronik Dresden GmbH
                          Grenzstrasse 28
                          01109 Dresden, Germany
(c) Principal occupation: Chief Executive Officer of ZMD
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship           German


BOARD OF DIRECTORS

(a) Name:                 Heinz W. Hagmeister
(b) Business Address:     Zentrum Mikroelektronik Dresden GmbH
                          Grenzstrasse 28
                          01109 Dresden, Germany
(c) Principal occupation: retired semiconductor executive and Chairman of the
                          Board of ZMD
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship:          German

(a) Name:                 Martin Humme
(b) Business Address:     Commerzbank AG
                          Breite Strasse 35
                          40213 Duesseldorf, Germany

                                                              Page 8 of 12 Pages

(c) Principal occupation: Executive Vice President
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship:          German


(a) Name:                 Werner Kathemann
(b) Business Address:     Dresdener Bank AG
                          PF 160140
                          60064 Frankfurt, Germany
(c) Principal occupation: Managing Director
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship:          German


(a) Name:                 Hans Bauer
(b) Business Address:     Zentrum Mikroelektronik Dresden GmbH
                          Grenzstrasse 28
                          01109 Dresden, Germany
(c) Principal occupation: retired semiconductor executive
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship:          German

(a) Name:                 Uwe Reichelt
(b) Business Address:     Zentrum Mikroelektronik Dresden GmbH
                          Grenzstrasse 28
                          01109 Dresden, Germany
(c) Principal occupation: employee of ZMD and union representative
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship:          German


(a) Name:                 Reiner Marschallek
(b) Business Address:     Zentrum Mikroelektronik Dresden GmbH
                          Grenzstrasse 28
                          01109 Dresden, Germany
(c) Principal occupation: employee of ZMD and member of Business Council
                          (Betriebsrat)
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship:          German

                                                              Page 9 of 12 Pages

SHAREHOLDERS

Trustee 1:

Name                          Beteiligungsgesellschaft fuer die Deutsche
                              Wirtschaft mbH
State of its organization     Germany
Principal Business            Trust
Address of Principal Office   Gutleuthstrasse 85
                              60064 Frankfurt, Germany
(d) and (e)                   See the last paragraph of Item 2

The first trust is owned (to ZMD's knowledge) by:
Name                          Dresdner Bank AG
State of its organization     Germany
Principal Business            Banking
Address of Principal Office   PF 120517
                              01008 Dresden, Germany
(d) and (e)                   See the last paragraph of Item 2

Person acting as trustee of the first trust:
(a) Name:                     Werner Kathemann
(b) Business Address:         Dresdner Bank AG
                              PF 160140
                              60064 Frankfurt, Germany
(c) Principal occupation:     Managing Director
(d) and (e)                   See the last paragraph of Item 2
(f) Citizenship:              German

Trustee 2:

Name                          Atlas Vermoegensverwaltungs GmbH
State of its organization     Germany
Principal Business            Trust
Address of Principal Office   Benrathstrasse 19
                              40213 Duesseldorf, Germany
(d) and (e)                   See the last paragraph of Item 2

The second trust is owned (to ZMD's knowledge) by:
Name                          Commerzbank AG
State of its organization     Germany
Principal Business            Banking
Address of Principal Office   PF 120000
                              01001 Dresden, Germany

                                                             Page 10 of 12 Pages


(d) and (e)                   See the last paragraph of Item 2

Person acting as trustee of the second trust:
(a) Name:                     Dr. Schorradt
(b) Business Address:         Commerzbank AG
                              Breite Strasse 35
                              40213 Duesseldorf, Germany
(c) Principal occupation:     Geschaeftfuehrer (CEO)
(d) and (e)                   See the last paragraph of Item 2
(f) Citizenship:              German

                                                             Page 11 of 12 Pages

                                   EXHIBIT A
                             TO SCHEDULE 13 D FILED
                                       BY
                      ZENTRUM MIKROELEKTRONIK DRESDEN GMBH


Applicable Sections of Agreements (which otherwise deal with technology) in chronological order (oldest one first) are:

A. Section 8.9 of the Product License Development and Support Agreement between Simtek and ZMD dated June 1, 1994, referenced in Item 6 of this Schedule 13D, provides as follows:

     8.9 OPTION TO CONVERT TO EQUITY. ZMD shall have the right to convert those development expenses it has funded in Section 8.2 and 8.3, not including royalties defined in Section 8.4, through December 31, 1995 into equity in the form of newly issued Simtek Corporation common stock. Said conversion must be transacted by December 31, 1995 at a price per share determined by taking one hundred twenty five percent of the average market price of the ten most recent trading days prior to the date of conversion. In no event may ZMD acquire, by virtue of converting development payments to equity, more than ten percent of the outstanding common stock of Simtek Corporation as of the most recent trading day prior to said conversion.


B. Sections 6 and 7 of the Cooperation Agreement of August 26, 1994, referenced in Item 6 of this Schedule 13D, provide as follows:

     6. OPTION TO CONVERT TO EQUITY (#8.9 OF THE "AGREEMENT"). The conversion of payments of ZMD to equity is modified to increase the limitation of such conversion to twenty percent.

     7. BOARD MEMBERSHIP. Close cooperation and communication of the two companies is considered to be essential to reach the common goals. Therefore, the Parties agree, that one delegate of ZMD, acceptable to the Simtek Board, will join the Board of Simtek as soon as possible.


C. Section 6 and 7 of the Cooperation Agreement of September 14, 1995, referenced in Item 6 of this Schedule 13D, provide as follows:

     6. OPTION TO CONVERT TO EQUITY (8.9 OF AGREEMENT AND 5 OF COOPERATION AGREEMENT). ZMD has the right to convert the payment for Simtek's expenses (see 5 above) together with the already transferred amount of US $200,000 into equity. In the long range, ZMD intends to maintain its ownership in Simtek above 25% of total equity and will not exceed 30% without approval of the Simtek board. The conversion will be done in

                                                             Page 12 of 12 Pages

1995 at a price of $0.175 per share and in 1996 on a quarterly bases (sic) at the average share price of the quarter. Simtek will consult ZMD for sales of equity exceeding US$500,000. Simtek will not raise more than US$1,000,000 without written consent of ZMD. Simtek will not sell equity at a price less than ZMD's at this time.

     7. BOARD MEMBERSHIP. ZMD has the right to nominate an additional member to Simtek's Board of Directors, acceptable to and approved by the Simtek Board. There will be no other change in Simtek's Board of Directors in the Task Force time period. Mr. Golla will attend the Board meetings during the Task Force time period as a guest to report Task Force financial matters.